Exhibit 99.1

Polyrizon Announces New Pre-Clinical Results: PL-14 Demonstrates Significant Allergen-Blocking Performance Compared to a Standard Comparator

Raanana, Israel, Jan. 05, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a pre-clinical-stage biotechnology company developing intranasal protective solutions today announced positive results from a new in-vitro pre-clinical study evaluating the allergen-blocking performance of its PL-14 Allergy Blocker formulation compared to hydroxypropyl methylcellulose (HPMC), an accepted and standard comparator used in nasal barrier products.

The study, conducted using a validated in-vitro Transwell permeability system designed to mimic allergen transfer into the nasal mucosa, assessed PL-14’s ability to inhibit transfer of Der p 1, a major clinically relevant house dust mite allergen commonly associated with allergic rhinitis and asthma.

Key findings demonstrated that PL-14 significantly reduced allergen transfer at all time points compared with HPMC, including early time points that are considered critical for preventing allergen-triggered immune activation. Statistical analysis showed that PL-14 significantly reduced Der p 1 transfer compared with HPMC at every tested time point (1, 2, 4, 6, and 24 hours), with p-values ≤ 0.0042.

Highlights from the Study

●	PL-14 showed markedly lower allergen transfer versus HPMC throughout the experiment, supporting a consistent barrier effect.

●	At 1 hour, PL-14 demonstrated very low allergen penetration, with measured mean concentrations of ~20.6 ng compared with ~1354.4 ng for HPMC.

●	HPMC exhibited substantial and time-dependent allergen permeation, rising to mean concentrations of ~5201.2 ng at 24 hours, consistent with limited barrier function.

●	PL-14 maintained low mean allergen levels across all time points, reaching a maximum mean value of ~141.2 ng at 4 hours, supporting a sustained protective effect.

“These results reinforce our belief that PL-14 can form an effective intranasal hydrogel barrier capable of reducing allergen exposure to nasal tissue,” said Tomer Izraeli, CEO of Polyrizon. “Importantly, this study benchmarked PL-14 against HPMC, an accepted comparator, and demonstrated statistically significant reduction in allergen transfer at all evaluated time points.

From an R&D standpoint, we believe that this is an important confirmation of the performance of the PL-14 formulation using a rigorous quantitative permeation model. The data support continued advancement of PL-14 as a potential preventive approach for allergic rhinitis by reducing allergen penetration through a synthetic surface.”

Polyrizon continues to advance its preclinical development program and plans to support future clinical studies aimed at establishing PL-14’s regulatory pathway and real-world clinical benefit for allergy prevention.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses continued advancement of PL-14 as a potential preventive approach for allergic rhinitis by reducing allergen penetration through a synthetic surface and how the Company continues to advance its preclinical development program and plans to support future clinical studies aimed at establishing PL-14’s regulatory pathway and real-world clinical benefit for allergy prevention. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com